Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(Unaudited)
(Dollars in millions, except ratios)
Interest expensed and capitalized	2,044	1,839	1,124	503	259
Interest portion of rental obligations	76	81	10	10	8

Total fixed charges (A)	2,120	1,920	1,134	513	267

Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries	11,537	14,888	7,228	4,676	6,592
Income allocable to minority interest in consolidated entities that have not incurred fixed charges	(1,040)	(1,482)	(859)	(494)	(415)
Undistributed earnings of equity investees	(1,446)	(816)	(301)	(86)	(149)
Fixed charges	2,120	1,920	1,134	513	267

Earnings-pretax income with applicable adjustments (B)	11,171	14,510	7,202	4,609	6,295

Ratio of (B) to (A)	5.3	7.6	6.4	9.0	23.6